Exhibit 99.5

News release

NEW BRAND BASELINE

AND GLOBAL CORPORATE ADVERTISING CAMPAIGN FOR TOTAL

Paris, September 30, 2014 – Total is launching its new international multimedia advertising campaign simultaneously in 21 countries on October 2nd to develop the Group’s brand awareness. The campaign highlights Total’s operations in oil production, refining and marketing, as well as its role as a major player in natural gas (50% of its output) and as the global number two in solar power, through its subsidiary SunPower.

The campaign provides a tangible illustration of the meaning behind the Group’s new baseline, “Committed to Better Energy”, which puts the emphasis on producing “better”, not “more”. In this way, the Group is sharing its conviction that the path to a responsible energy future lies first and foremost in energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible.

To help shoulder this commitment, a large number of Group employees were involved in producing the campaign, and most of the scenes in the commercial were filmed at Total sites.

“Total is a leading global energy company. It needs a powerful brand over the long term to support the growth of its businesses. This large-scale campaign is the first of its kind in Total’s history. It reflects both our size and our ambitions,” explains Jacques- Emmanuel Saulnier, Total’s Senior Vice President, Corporate Communications. “Our vision and our continuous improvement approach – ‘always better’ – are seen in our work in the front lines, alongside and for our stakeholders. This isn’t just a promise for the future, it’s the everyday reality for Total’s 100,000 employees.”

News release

TECHNICAL INFORMATION

Advertiser: Total

Senior Vice President, Corporate Communications: Jacques-Emmanuel Saulnier

Vice President, Corporate Image & Brand: Valérie Laugier

Agency: Publicis Groupe, Marcel agency

Chief Executive Officer of Publicis Worldwide: Arthur Sadoun

Chief Creative Officer: Anne de Maupeou

COMMERCIAL

Director: Samir Mallal

Samir Mallal, a Canadian director of Indian origin, is best known for his documentaries, including Bombay Calling, winner of the Grand Jury Prize at the Indian Film Festival of Los Angeles in 2006, and Nollywood Babylon, nominated at the Sundance Film Festival in 2009.

Score: Kavinsky

Kavinsky (birth name: Vincent Belorgey) is a Parisian electro artist who has collaborated often with such acts as Daft Punk, Mr. Oizo and Sébastien Tellier. He became widely known after providing music for the soundtrack of Drive in 2010.

PRINT CAMPAIGN

Photographer: Michael Warren

Boston-based photographer Michael Warren has a passion for capturing real people on film. He made his mark with people-centered series on twins, twirlers, campers and American football fans.

MEDIA PLAN

The campaign will be deployed in 21 countries and will run in successive waves over the next three years on television, in the press, on the web and on social networks. It will also be featured in airports.

Displays in 15 international airports (Abu Dhabi, Beijing, Buenos Aires, Dammam, Frankfurt, Johannesburg, Lagos, London Heathrow, Luanda, New Delhi, Paris CDG, Paris Orly, Rio de Janeiro, São Paulo, Shanghai).

Commercials on 80 television channels and advertisements in more than 230 publications worldwide.

On the web, over 1 billion impressions will be delivered during the first wave.

Click here to see the video: http://youtu.be/hvzJk4buQpA

Follow us on social media: #MakeThingsBetter

From October 2nd onwards, please visit the following link for more information: campaign-kit.total.com

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries.

Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow.

www.total.com

Publicis Media Contact	Total Media Contact
Cédric Bret	Laetitia Maccioni
+ 33 (0)1 44 82 45 95	+ 33 (0)1 47 44 71 49
total@consultants.publicis.fr	laetitia.maccioni@total.com